UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                 No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of a press release of Seadrill Limited (“Seadrill”), dated February 7, 2021, announcing that Chapter 11 cases have been filed in the Southern District of Texas in respect of Seadrill’s wholly-owned subsidiaries Seadrill GCC Operations Ltd, Asia Offshore Drilling Limited, Asia Offshore Rig 1 Limited, Asia Offshore Rig 2 Limited and Asia Offshore Rig 3 Limited.

EXHIBITS

Exhibit Number	Description

99.1	Press release dated February 7, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2021	SEADRILL LIMITED

	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)

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